EXHIBIT 99.1

SHARPLINK GAMING LTD.

(FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.)

AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

UNAUDITED

SHARPLINK GAMING LTD.

(FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.)

AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2022	December 31, 2021
Assets	(Unaudited)

Current Assets
Cash	$5,022,037	$6,065,461
Accounts receivable, net of allowance for credit losses of $0 and $0, respectively	998,803	956,555
Contract asset	75,404	147,913
Prepaid expenses and other current assets	339,625	217,296
Current assets held for disposal	1,624,585	2,101,209

Total current assets	8,060,454	9,488,434

Investment, cost	200,000	200,000
Equipment, net	45,721	55,105
Right-of-use asset - operating lease	151,109	165,522

Intangibles
Intangible assets, net	1,850,542	5,551,540
Goodwill	1,996,167	3,511,167
Non-current assets held for disposal	285,804	1,588,058

	4,132,513	10,650,765

Total assets	$12,589,797	$20,559,826

	June 30, 2022	December 31, 2021
Liabilities and Stockholders' Equity	(Unaudited)

Current Liabilities
Accrued expenses	$1,342,981	$1,404,022
Contract liabilities	51,745	308,058
Due to Affiliate	47,520	93,954
Due to Seller	250,000	691,523
Other current liabilities	—	—
Current portion of long-term debt	599,537	—
Current portion of lease liability	30,154	29,265
Current liabilities held for disposal	2,833,698	3,333,733

Total current liabilities	5,155,635	5,860,555

Long-Term Liabilities
Deferred tax liability	6,279	5,581
Other long-term liabilities	—	—
Debt	2,380,181	—
Lease liability	120,955	136,257
Non-current liabilities held for disposal	334,127	365,977

Total liabilities	7,997,177	6,368,370

Commitments and Contingencies

Stockholders' Equity
Ordinary shares, $0.02 par value; authorized shares 92,900,000 issued and outstanding shares: 22,360,987 and 22,360,987, respectively	447,346	447,346
Series A-1 preferred stock, $0.02 par value;	1,176	1,094
authorized shares: 2,600,000;
issued and outstanding shares: 58,814 and 54,737, respectively;
liquidation preference: $127,585 and $118,741, respectively
Series B preferred stock, $0.02 par value;	2,496	2,496
authorized shares: 3,700,000;
issued and outstanding shares: 124,810 and 124,810, respectively;
liquidation preference: $272,996 and $274,939, respectively
Treasury stock, 900 ordinary shares at cost	(29,000)	(29,000)
Additional paid-in capital	74,347,227	72,101,783
Accumulated deficit	(70,176,625)	(58,332,263)

Total stockholders' equity	4,592,620	14,191,456

Total liabilities and stockholders' equity	$12,589,797	$20,559,826

The accompanying notes are an integral part of the consolidated financial statements.

SHARPLINK GAMING LTD.

(FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.)

AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30
	2022	2021

Revenues	$3,647,590	$1,631,966

Cost of Revenues	3,437,400	1,427,999

Gross Profit	210,190	203,967

Operating Expenses
Selling, general, and administrative expenses	5,976,848	1,562,496
Transaction expenses	—	883,990
Commitment fee expense	—	18,851,927
Goodwill and intangible asset impairment expenses	4,726,000	—

Total operating expenses	10,702,848	21,298,413

Operating Loss	(10,492,658)	(21,094,446)

Other Income and Expense
Interest income	23,502	5,862
Other Expense	(64,434)	—
Interest expense	(54,418)	—

Total other income and expense	(95,350)	5,862

Loss Before Income Taxes	(10,588,008)	(21,088,584)

Provision for income tax expenses	700	700

Net Loss from continuing operations	(10,588,708)	(21,089,284)

Loss from discontinued operations, net of tax	(1,255,654)	—

Net Loss	$(11,844,362)	$(21,089,284)

Numerator for basic and diluted net loss per share:
Net loss from continuing operations available to ordinary shareholders	$(10,594,549)	$(21,494,974)

Net loss from discontinued operations available to ordinary shareholders	$(1,255,654)	$—

Denominator for basic and diluted net loss per share:
Weighted average shares outstanding	23,614,579	10,763,811

Net loss per share - Basic and diluted
Net loss from continuing operations per share	$(0.45)	$(2.00)
Net loss from discontinued operations per share	(0.05)	—
Net loss per share	$(0.50)	$(2.00)

The accompanying notes are an integral part of the consolidated financial statements.

SHARPLINK GAMING LTD.

(FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.)

AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Series A-1 preferred stock		Series B preferred stock
							Additional				Total
							Paid-In	Treasury	Stock	Accumulated	shareholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	stock	subscription	deficit	equity

Balance, December 31, 2020 [1]	10,750,768	$215,014	—	$—	—	$—	$3,833,891	$—	$(5,266)	$(2,688,128)	$1,355,511

Net loss	—	—	—	—	—	—	—	—	—	(21,089,284)	(21,089,284)
Stock-based compensation expense	—	—	—	—	—	—	63,233	—	—	—	63,233
Collection of stock subscription	—	—	—	—	—	—	—	—	5,266	—	5,266
Series A Preferred Stock discount accretion	—	—	—	—	—	—	(326,530)	—	—	—	(326,530)
Series A Preferred Stock dividend accretion	—	—	—	—	—	—	(79,160)	—	—	—	(79,160)
Dividends on Series A Preferred Stock in common stock	26,248	525	—	—	—	—	42,142	—	—	—	42,667

Balance, June 30, 2021 [1]	10,777,016	$215,539	—	$—	—	$—	$3,533,576	$—	$—	$(23,777,412)	$(20,028,297)

Balance, December 31, 2021	22,360,987	$447,346	54,737	$1,094	124,810	$2,496	$72,101,783	$(29,000)	$—	$(58,332,263)	$14,191,456

Net loss	—	—	—	—	—	—	—	—	—	(11,844,362)	(11,844,362)
Stock-based compensation expense	—	—	—	—	—	—	2,245,526	—	—	—	2,245,526
Dividends on Series B preferred stock in Series A-1 preferred stock	—	—	4,077	82	—	—	(82)	—	—	—	—

Balance, June 30, 2022	22,360,987	$447,346	58,814	$1,176	124,810	$2,496	$74,347,227	$(29,000)	$—	$(70,176,625)	$4,592,620

1-	Equity structure was adjusted for all periods presented using the exchange ratio established in the Merger Agreement to reflect the number of shares of the legal parent (the accounting acquiree) issued in the MTS Merger (reverse acquisition). See Note 3 for a discussion of the MTS Merger.

The accompanying notes are an integral part of the consolidated financial statements.

SHARPLINK GAMING LTD.

(FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.)

AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30
Includes cash flow activities from both continuing and discontinued operations	2022	2021

Operating activities
Net loss	$(11,844,362)	$(21,089,284)
Adjustments to reconcile net loss to net cash used for operating activities:
to net cash used for operating activities
Depreciation and amortization	586,750	94,881
Deferred tax expense	698	700
Stock-based compensation expense	2,245,526	63,233
Commitment fee expense	—	18,851,927
Gain on disposal of equipment	(480)	—
Goodwill and intangible asset impairment expenses	4,726,000	—
Changes in assets and liabilities
Accounts receivable	(42,248)	(143,637)
Contract asset	72,509	184,745
Prepaid expenses and other current assets	(122,329)	(9,036)
Accrued expenses and Other current liabilities	(107,475)	293,634
Contract liabilities	(256,313)	(285,897)
Other long-term liabilities	—	—

Net cash used for operating activities - continuing operations	(4,741,724)	(2,038,734)
Net cash generated by operating activities - discontinued operations	1,257,436	—
Net cash used for operating activities	(3,484,288)	(2,038,734)

Investing activities
Capital expenditures for equipment	(7,919)	(20,064)
Capital expenditures for internally developed software	(80,215)	(120,034)
Proceeds from the sale of equipment	4,993	—
Payments relating to the acquisition of FourCubed	(441,523)	—

Net cash used for investing activities - continuing operations	(524,664)	(140,097)
Net cash used for investing activities - discontinued operations	(10,443)	—
Net cash used for investing activities	(535,107)	(140,097)

Financing activities
Collection of stock subscription	—	5,266
Proceeds from debt	3,250,000	—
Repayments of debt	(248,598)	—
Payments of debt issue costs	(25,431)	—

Net cash generated by financing activities - continuing operations	2,975,971	5,266
Net cash generated by financing activities - discontinued operations	—	—
Net cash generated by financing activities	2,975,971	5,266

Net change in cash and restricted cash	(1,043,424)	(2,173,566)

Cash and restricted cash, beginning of year	6,065,461	2,585,180

Cash and restricted cash, end of year	$5,022,037	$411,614

Non-cash financing activities
Dividends on Series B preferred stock in Series A-1 preferred stock	$7,784	$—
Series A Preferred Stock discount accretion	—	326,530
Series A Preferred Stock dividend accretion	—	79,160
Dividends on Series A Preferred Stock in common stock	—	(42,667)

The accompanying notes are an integral part of the consolidated financial statements.

SHARPLINK GAMING LTD.

(FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Basis of Presentation

The condensed consolidated financial statements included herein have been prepared by SharpLink Gaming Ltd. (the “Company,” “SharpLink,” “we,” or “our”), pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). In the opinion of the Company, the foregoing statements contain all adjustments, consisting only of normal recurring adjustments necessary to present fairly the financial position of the Company as of June 30, 2022 and December 31, 2021, its results of operations for the six months ended June 30, 2022 and 2021, and cash flows for the six months ended June 30, 2022 and 2021. The condensed consolidated balance sheet as of December 31, 2021, has been derived from the audited consolidated financial statements as of that date. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts therein. Due to the inherent uncertainty involved in making estimates, actual results in future periods may differ from the estimates.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been omitted pursuant to rules and regulations of the SEC. Accordingly, the condensed consolidated financial statements do not include all of the information and footnotes required by GAAP for complete financial statement presentation. It is suggested that these condensed consolidated financial statements be read in conjunction with the consolidated financial statements and the notes thereto for the year ended December 31, 2021, which are included in SharpLink’s Form 20-F filed with the SEC on May 16, 2022.

Certain reclassifications were made to the condensed consolidated statement of operations for the six months ended June 30, 2021 to conform to the 2022 method of presentation. These reclassifications had no effect on reported revenues, operating loss, net loss from continuing operations and net loss.

Note 2 - Going Concern

In the pursuit of SharpLink’s long-term growth strategy and the development of its lead generation software and related business, the Company has sustained continued operating losses. During the six months ending June 30, 2022, the Company had a net loss from continuing operations of $10,588,708 and cash used in operating activities of $3,484,288. To fund these planned losses from operations, the Company raised capital from outside investors in the aggregate amount of $18,000,000 during 2020 and 2021 in the form of Ordinary Shares, preferred stock and warrants, as described in Notes 7 and 8. Additionally, in 2022 the Company secured additional financing through a $3,250,000 term loan, as described in Note 6. Based on continued expected cash needs to grow the Company’s Affiliate Marketing Services–United States’ related operations, there is a substantial doubt about the Company’s ability to continue as a going concern and the Company will require additional liquidity to continue its operations for 12 months from the date the financial statements are available to be issued.

The Company is evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to, obtaining equity financing, issuing, or restructuring debt, entering into other financing arrangements, and restructuring of operations to grow revenues and reduce expenses. The Company may be unable to access further equity or debt financing when needed. As such, there can be no assurance that the Company will be able to continue as a going concern and obtain additional liquidity when needed or under acceptable terms, if at all; and therefore, the uncertainty related to the Company’s ability to continue as a going concern remains.

The condensed consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

SHARPLINK GAMING LTD.

(FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - New Accounting Pronouncements

Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2016 and subsequently amended in March 2022, the FASB issued ASC 326, Financial Instruments – Credit Losses (Topic 326): Measurements of Credit Losses on Financial Instruments (“ASC 326”), which replaces the existing incurred loss model with a current expected credit loss (“CECL”) model that requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company would be required to use a forward-looking CECL model for accounts receivables, guarantees and other financial instruments. The Company will adopt ASC 326 on January 1, 2023 and does not expect ASC 326 to have a material impact on its consolidated financial statements.

Note 4 - Additional Balance Sheet Information

Equipment, net

Equipment, net is presented net of accumulated depreciation in the amount of $89,314 and $76,789 as of June 30, 2022 and December 31, 2021, respectively.

Intangible assets, net

Intangible assets, net as of June 30, 2022 and December 31, 2021 consisted of the following:

	Weighted-average
	amortization period	Cost - Net of	Accumulated
	(years)	Impairment	Amortization	Net

Balance, June 30, 2022
Customer relationships	9	$1,093,000	$215,141	$877,859
Acquired technology	3	1,214,000	780,214	433,786
Internally developed software	5	681,090	208,694	472,396
Software in development	N/A	66,501	—	66,501

		$3,054,591	$1,204,049	$1,850,542

Balance, December 31, 2021
Customer relationships	9	$4,304,000	$131,429	$4,172,571
Acquired technology	3	1,214,000	360,357	853,643
Internally developed software	5	654,021	142,050	511,971
Software in development	N/A	13,354	—	13,354

		$6,185,376	$633,836	$5,551,540

The change in the gross carrying amount of intangible assets as of June 30, 2022 compared to December 31, 2021 was due to $80,215 of additional costs related to internally developed software that were capitalized during the six-month period and $3,211,000 of impairment of the customer relationship from the acquisition of certain business assets of FourCubed Management, LLC and 6t4 Company (the companies, combined “FourCubed,” and the acquisition, the “FourCubed Acquisition”), which was due to the loss of access to players in the Russian market due to the exit of FourCubed’s largest customer from that market. The extent of impairment was determined based upon the projected performance of the asset group and the current valuation of the customer relationship intangible, as determined using the multi-period excess earnings valuation methodology. Key assumptions included in the valuation of the customer relationship included revenue growth, attrition, operating margin and discount rate. There is inherent uncertainty included in the assumptions used in intangible impairment testing. A change to any of the assumptions could lead to a future impairment that could be material. Amortization expense on intangible assets was $570,213 and $85,885 for the six months ended June 30, 2022 and 2021, respectively.

SHARPLINK GAMING LTD.

(FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Goodwill

Goodwill as of June 30, 2022 and December 31, 2021 consisted of the following:

	Affiliate Marketing Services - United States	Sports Gaming Client Services	Affiliate Marketing Services - International	Total

Balance as of December 31, 2021	$—	$381,000	$3,130,167	$3,511,167

Less: Impairment charges	—	—	(1,515,000)	(1,515,000)
Balance as of June 30, 2022	$—	$381,000	$1,615,167	$1,996,167

Cumulative goodwill impairment charges	$—	$—	$1,515,000	$1,515,000

For the six months ending June 30, 2022, the Company recorded goodwill impairment of $1,515,000, which was due to the loss of access to players in the Russian market due to the exit of FourCubed’s largest customer from that market (see Note 5 – Acquisitions – FourCubed – Purchase Price Allocation). The extent of impairment was determined based upon the projected performance of the reporting unit, as determined using an income approach valuation methodology. Key assumptions included in the determination of the reporting unit’s fair value included revenue growth, operating margin, long-term growth rate and discount rate. There is inherent uncertainty included in the assumptions used in goodwill impairment testing. A change to any of the assumptions could lead to a future impairment that could be material.

Note 5 - Acquisitions

Mer Telemanagement Solutions Ltd. (“MTS”)

Description of the transaction

On July 26, 2021, Mer Telemanagement Solutions Ltd. (“MTS”), New SL Acquisition Corp., a wholly owned subsidiary of MTS (“Merger Sub”) and privately held SharpLink, Inc. entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub merged with and into SharpLink, Inc., with SharpLink, Inc. surviving as a wholly owned subsidiary of MTS (the “Reverse Merger” or “MTS Merger”). Following the MTS Merger, the Company changed its name from Mer Telemanagement Solutions Ltd. to SharpLink Gaming Ltd. On a pro forma and fully-diluted basis for the Company as of the closing of the Merger Agreement, SharpLink, Inc. shareholders own approximately 86% of the Company, inclusive of a stock option pool of 10% of the fully-diluted outstanding share capital of the Company, and MTS securityholders own approximately 14% of the fully-diluted outstanding capital of the Company.

As a result of the MTS Merger, each outstanding share of SharpLink, Inc. Common Stock was converted into the right to receive SharpLink Ordinary Shares as calculated pursuant to the Exchange Ratio, as defined in the Merger Agreement. Each outstanding share of SharpLink, Inc. Series A Preferred Stock was converted into the right to receive SharpLink Gaming Ltd. Series A-1 Preferred Shares, calculated pursuant to the Exchange Ratio. Each outstanding share of SharpLink, Inc. Series A-1 Preferred Stock was converted into the right to receive SharpLink Gaming Ltd. Series A-1 convertible preferred shares (“Series A-1 Preferred Stock”), calculated pursuant to the Exchange Ratio. Each outstanding share of SharpLink, Inc. Series B Convertible Preferred Stock (“Series B Preferred Stock”), was converted into the right to receive SharpLink Gaming Ltd. Series B Preferred Shares, calculated pursuant to the Exchange Ratio.

SHARPLINK GAMING LTD.

(FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In connection with a closing condition of the Merger Agreement, a major shareholder of both MTS and SharpLink, Inc., invested $6,000,000 in exchange for 3,692,865 shares of Series B Preferred Stock.

Identification of accounting acquirer

Upon closing of the MTS Merger, SharpLink, Inc. shareholders held 86% of the Company, on a fully diluted and as-converted basis, and had majority of the voting shares. Additionally, immediately upon the closing of the MTS Merger, MTS directors and officers resigned, pursuant to the Merger Agreement and SharpLink, Inc.’s executives became officers of the Company and new members were appointed to the board of directors. The MTS Merger represents a reverse acquisition in which SharpLink, Inc. is the accounting acquirer and MTS is the accounting acquiree. The Company applied the acquisition method of accounting to the identifiable assets and liabilities of MTS, which have been measured at estimated fair value as of the date of the business combination.

Purchase Price

The purchase price is based on the MTS closing share price of $6.80 on July 26, 2021 and 2,492,162 and 670,789 of Ordinary Shares and Preferred Shares, respectively, outstanding as of July 26, 2021 (immediately prior to the closing of the MTS Merger), as well as the fair value of 108,334 share options and warrants outstanding as of such date. The following table represents the purchase consideration paid in the MTS Merger.

MTS issued and outstanding Ordinary Shares immediately prior to Merger	3,162,951
MTS share price on July 26, 2021	$6.80
MTS Ordinary Shares fair value	$21,508,067
MTS warrants and options fair value	$601,965
Purchase consideration for accounting acquiree	$22,110,032

The fair values of the MTS warrants and options, which are further disclosed in Notes 8 and 10, respectively, were determined using a Black Scholes option-pricing model with the following assumptions:

MTS Warrants - $2.642 strike price
Fair value of Ordinary Shares	$6.80
Exercise price	$2.64
Expected volatility	54.7%
Expected dividends	0.0%
Expected term (in years)	3.0
Risk-free rate	0.38%

Fair value per warrant	$4.49
Warrants	58,334
Fair value	$261,965

SHARPLINK GAMING LTD.

(FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MTS Warrants - $0 strike price
Fair value of Ordinary Shares	$6.80
Exercise price	$0.00
Expected volatility	54.7%
Expected dividends	0.0%
Expected term (in years)	3.0
Risk-free rate	0.38%

Fair value per warrant	$6.80
Warrants	25,000
Fair value	$170,000

MTS Options - $0 strike price
Fair value of Ordinary Shares	$6.80
Exercise price	$0.00
Expected volatility	54.7%
Expected dividends	0.0%
Expected term (in years)	3.0
Risk-free rate	0.38%

Fair value per option	$6.80
Options	25,000
Fair value	$170,000

Purchase Price Allocation

The MTS assets and liabilities were measured at estimated fair values at July 26, 2021, primarily using Level 3 inputs. Estimates of fair value represent management’s best estimate of assumptions about future events and uncertainties, including significant judgments related to future cash flows, discount rates, competitive trends, margin and revenue growth assumptions including royalty rates and customer attrition rates and others. Inputs used were generally obtained from historical data supplemented by current and anticipated market conditions and growth rates expected as of the acquisition date.

The fair values of the assets acquired, and liabilities assumed as of July 26, 2021 were as follows:

SHARPLINK GAMING LTD.

(FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Assets:
Cash	916,000
Restricted cash	1,016,000
Accounts receivable	356,000
Prepaid expenses and other current assets	322,000
Equipment	25,000
Other long-term assets	261,000
Intangible assets	483,000

Total Assets	$3,379,000

Liabilities:
Accrued expenses	2,129,000
Deferred revenue	914,000
Other current liabilities	495,000
Other long-term liabilities	312,000

Total liabilities	$3,850,000

Net assets acquired, excluding goodwill	$(471,000)

Goodwill	22,581,032

Purchase consideration for accounting acquiree	$22,110,032

The fair value, as determined by assumptions that market participants would use in pricing the assets, and weighted average useful life of the identifiable intangible assets are as follows:

		Weighted Average
	Fair Value	Useful Life (Years)

Customer relationships	$414,000	4
Developed technology	69,000	3
	$483,000

The excess of the consideration for the acquisition over the fair value of net assets acquired was recorded as goodwill and derived from the market price of the shares at the time of the MTS Merger in the reverse acquisition. During the year ended December 31, 2021, $21,722,213 of the MTS goodwill was impaired. The goodwill created in the acquisition is not deductible for tax purposes.

SHARPLINK GAMING LTD.

(FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Results of the MTS Business Subsequent to the Acquisition

The financial results of the MTS business have been included in the Company’s Enterprise TEM segment from the date of acquisition.

In June 2022, the Company’s Board of Directors approved management to enter into negotiations to sell the MTS business. The Company is in the process of negotiating a Share and Asset Purchase Agreement with the transaction expected to be completed during the second half of 2022. Accordingly, the assets and liabilities of the MTS business are separately reported as assets and liabilities held for disposal for the six months ended June 30, 2022 (unaudited) and for the year ended December 31, 2021. The results of operations of MTS for all periods are separately reported as discontinued operations. For additional information, see Note 14.

FourCubed

Description of the Transaction

On December 31, 2021, SharpLink, through its wholly owned subsidiary FourCubed Acquisition Company, LLC (“FCAC”), acquired certain business assets of FourCubed for total consideration of $6,886,523 in cash and 606,114 Ordinary Shares of SharpLink with an acquisition date fair value of $1,606,202. Consideration of $6,195,000 was paid on the date of closing, $130,000 plus repayment of cash acquired of $311,523 was due within 45 days after closing and $250,000 was due within 6 months after closing and subject to indemnity claims. Subsequent to closing, the seller is able to earn up to an additional 587,747 Ordinary Shares of SharpLink by maintaining employment and meeting certain performance conditions (the “Earnout”).

Earnout

The Company accounts for an earnout as business combination consideration or compensation in accordance with ASC 805, Business Combinations, and/or ASC 718, Compensation – Stock Compensation, depending on the specific terms of the agreement.

Based on the terms of the agreement, the number of Ordinary Shares to be paid is fixed as of the agreement date and is paid in the form of Ordinary Shares in multiple tranches, contingent on continued employment and the achievement of performance milestones, such as business activities, revenue targets and gross margin targets. The Company has determined that the Earnout would be accounted for as performance-based compensation under ASC 718 due to the continuing employment requirement. Each milestone is independent of the other milestones, thus can be achieved individually. Beginning on the service inception date, the Company will evaluate the probability of achievement for each milestone. For milestones deemed probable, the Company will recognize compensation cost over the requisite service period.

In March 2022, the seller’s employment was terminated. No performance-based milestones were achieved prior to termination. As the Earnout is contingent upon achieving specified milestones and continued employment, the Company does not expect to recognize compensation cost related to the Earnout.

Purchase Price

The purchase price is based on the cash consideration paid and 606,114 Ordinary Shares issued and valued at the closing share price of $2.65 on December 31, 2021. The following table represents the purchase consideration to be paid in the FourCubed Acquisition.

SHARPLINK GAMING LTD.

(FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Ordinary shares issued to seller	606,114
Ordinary share price on December 31, 2021	$2.65
Consideration in Ordinary Shares	1,606,202
Cash paid to Seller upon Closing	6,195,000
Cash due to Seller following Closing	691,523
Purchase consideration	$8,492,725

Purchase Price Allocation

The FourCubed assets and liabilities were measured at estimated fair values on December 31, 2021, primarily using Level 3 inputs. Estimates of fair value represent management’s best estimate of assumptions about future events and uncertainties, including significant judgments related to future cash flows, discount rates, competitive trends, margin and revenue growth assumptions including customer attrition rates, cost to recreate intellectual property and others. Inputs used were generally obtained from historical data supplemented by current and anticipated market conditions and growth rates expected as of the acquisition date.

The fair value of the assets acquired, and liabilities assumed as of December 31, 2021 were as follows:

Assets:
Cash	$311,523
Accounts receivable	424,593
Prepaid expenses and other current assets	9,468
Intangible assets	4,928,000

Total assets	$5,673,584

Liabilities:
Accrued expenses	$311,026

Total liabilities	311,026

Net assets acquired, excluding goodwill	$5,362,558

Goodwill	3,130,167

Purchase consideration for accounting acquiree	$8,492,725

The fair value, as determined by assumptions that market participants would use in pricing the assets, and weighted average useful life of the identifiable intangible assets are as follows:

		Weighted Average
	Fair Value	Useful Life (Years)

Customer relationships	$4,144,000	10
Developed technology	784,000	1
	$4,928,000

SHARPLINK GAMING LTD.

(FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The excess of the consideration for the acquisition over the fair value of net assets acquired was recorded as goodwill, which is attributed to expected synergies and expanded market opportunities from combining the Company’s operations with FourCubed. The goodwill created in the acquisition is expected to be deductible for tax purposes.

FourCubed earns advertising commissions from online gambling sites for connecting individuals to the sites. FourCubed has one performance obligation: to make the connection between the individual and the online gambling site. FourCubed is compensated for that delivery through a cost per acquisition model (CPA) or revenue share model. In February 2022, FourCubed was notified by Entain plc, a gaming operator from which FourCubed earned over 85 percent of its revenues, that it intends to exit the Russian market. Approximately 40 percent of FourCubed’s annual revenue with an estimated operating income margin of 25 percent, is earned from players in the Russian market. During the six months ending June 30, 2022, the Company recorded impairment of $3,211,000 related to the FourCubed customer relationship and $1,515,000 related to goodwill due to loss of access to customers in Russia.

Results of the FourCubed Business Subsequent to the Acquisition

The financial results of the FourCubed business have been included in the Company’s Affiliate Marketing Services - International segment from the date of acquisition.

Unaudited Pro Forma Information

The following unaudited supplemental pro forma financial information presents the financial results for the six months ended June 30, 2021 as if the MTS Merger and FourCubed Acquisition had occurred on January 1, 2020. The pro forma financial information includes, where applicable, adjustments for: (i) additional amortization expense of $270,450 that would have been recognized related to the acquired intangible assets, (ii) transaction costs and other one-time non-recurring costs which reduced expenses by $1,368,390 and (iii) additional interest expense of $47,343 from the debt arrangement described in Note 6.

The pro forma financial information excludes adjustments for estimated cost synergies or other effects of the integration of MTS and FourCubed into the Company’s business:

June 30, 2021

Revenues	$6,467,935

Loss from continuing operations	(20,616,988)
Less: dividends accrued on series B preferred stock	(391,443)
Net loss from continuing operations available to ordinary shareholders	(21,008,431)

Net loss from discontinued operations, net of tax, available to ordinary shareholders	(29,000)
Net loss available to ordinary shareholders	(21,037,431)

Basic and diluted:
Net loss from continuing operations per share	$(1.45)
Net loss from discontinued operations per share	—
Net loss per share	(1.45)

SHARPLINK GAMING LTD.

(FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved had the MTS Merger and FourCubed Acquisition been completed as of the date indicated or the results that may be obtained in the future.

Note 6 - Debt

On January 31, 2022, FCAC, a wholly owned subsidiary of the Company, entered into a $3,250,000 term loan agreement with Platinum Bank. The agreement bears annual interest at a rate of 4.00 percent and requires a fixed monthly payment of $59,854, consisting of principal and interest, through the term loan’s maturity, which is January 31, 2027. The Company capitalized $25,431 of loan initiation fees associated with the agreement which are presented net within Debt on the consolidated balance sheet and amortize on a method which approximates the effective interest method to interest expense on the consolidated statement of operations.

For the six months ended June 30, 2022, FCAC paid $248,598 and $50,671 in principal and interest, respectively. The remaining principal balance outstanding on the term loan is $3,001,402 as of June 30, 2022, of which $607,711 is due within the next 12 months. In addition to customary non-financial covenants, the term loan requires FCAC to maintain a minimum quarterly debt service coverage ratio, defined as adjusted EBITDA divided by debt service (interest expense and mandatory debt principal repayment) of 1.25.

The outstanding amount of debt as of June 30, 2022 matures by year as follows:

Year	Amount
2022	300,627
2023	620,173
2024	645,571
2025	672,471
2026	700,256
2027	62,304
3,001,402

The term loan contains a parent company guaranty, which states that the Company will enter into a guaranty agreement in favor of FCAC, pursuant to which the Company will guarantee the repayment of the loan, not later than 30 days following the Company’s redomicile to the United States.

Note 7 - Convertible Preferred Stock

On December 23, 2020, the SharpLink, Inc. board authorized the establishment and designation of 9,000 shares of 8% convertible preferred stock (“Series A preferred stock”) at $0.01 par value. Additionally, the SharpLink, Inc. board reserved 4,150,000 shares of common stock issuable upon the conversion of the shares of Series A preferred stock. On December 23, 2020, SharpLink, Inc. entered into a securities purchase agreement with an investor to issue 2,000 shares of Series A preferred stock for $2,000,000 (“First Tranche”).

SHARPLINK GAMING LTD.

(FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Terms of the Series A Preferred Stock are as follows:

Voting – Series A preferred stock shall have no voting rights, however, without the affirmative vote of the majority of the outstanding shares of Series A preferred stock, SharpLink, Inc. cannot (a) alter or change adversely the powers, preferences or rights given to the Series A preferred stock, (b) authorize or create any class of stock ranking in priority to as to dividends, redemption or distribution of assets upon a liquidation, (c) amend its articles of incorporation or other charter documents in any manner that adversely affects any rights of the holders, (d) increase the number of authorized shares of Series A preferred stock, or (e) enter into any agreement with respect to any of the above.

Dividends – Holders of each share of Series A preferred stock shall be entitled to receive cumulative dividends at the rate per share (as a percentage of the stated value per share) of 8% per annum, payable quarterly on January 1, April 1, July 1 and October 1, beginning on the first such date after the issuance of such share of Series A preferred stock and on each conversion date in cash, or at SharpLink, Inc.’s option, in duly authorized, validly issued, fully paid and non-assessable shares of common stock, or a combination thereof.

Liquidation – Upon any liquidation, dissolution or winding-up of SharpLink, Inc., whether voluntary or involuntary, Series A preferred stock holders shall be entitled to receive out of the assets an amount equal to the stated value of $1,000 per share, plus any accrued and unpaid dividends thereon and any other fees or liquidated damages then due (the preferred liquidation preference), for each share of Series A preferred stock before any distribution or payment shall be made to the holders of any Junior Securities.

Conversion – Each share of Series A preferred stock shall be convertible, at any time and from time to time from and after the original issue date at the option of the holder, into that number of shares of common stock determined by dividing the stated value of such share of Series A preferred stock by the conversion price, $2.1693 per share. The conversion price would be reduced if SharpLink, Inc. issues common stock at a price lower than the conversion price or issues an instrument granting the holder rights to purchase common stock at a price lower than the conversion price. As defined in the certificate of designations of the Series A preferred stock and upon the date the SharpLink common stock is listed or quoted on any trading market (the “Going Public Transaction,”), all outstanding shares of Series A preferred stock shall automatically be converted into that number of shares of common stock, subject to a beneficial ownership limitation of 9.99%, determined by dividing the stated value of such share of Series A preferred stock by the conversion price.

Second Tranche – Immediately prior to completing the Going Public Transaction, SharpLink, Inc. shall sell to the current Series A preferred stock shareholder not less than $5,000,000 of preferred stock.

Commitment Fee – Immediately following the Second Tranche, SharpLink, Inc. shall issue preferred stock equal to the greater of either 15% of the aggregate of the First and Second Tranche or 3% of the Company’s issued and outstanding capital.

Redemption – SharpLink, Inc. shall redeem all of the outstanding shares of Series A preferred stock if SharpLink, Inc. has not completed the Going Public Transaction by December 23, 2021. SharpLink, Inc. would be required to redeem at the aggregate stated value, plus accrued but unpaid dividends, all liquidated damages. Interest shall accrue at the lesser of 12% per annum or the maximum rate permitted by applicable law until the amount is paid in full. SharpLink, Inc. accretes the carrying value of the Series A preferred stock to the full redemption value ratably until December 23, 2021.

On June 15, 2021, the Company entered into the first amendment to the securities purchase agreement, which amended the following terms:

Second Tranche – Amended to provide that immediately prior to completing the Going Public Transaction, SharpLink, Inc. shall sell to the current Series A preferred stock shareholder Series B preferred stock for $6,000,000.

Commitment Fee – Amended to provide that immediately following the Second Tranche, SharpLink, Inc. shall issue Series A-1 Preferred Stock equal to 3% of the issued and outstanding capital of the Company.

SHARPLINK GAMING LTD.

(FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On July 23, 2021, the Company entered into the second amendment to the securities purchase agreement, which amended the following terms:

Second Tranche – Amended to provide that immediately prior to completing the Going Public Transaction, SharpLink, Inc. shall sell to the current Series A preferred stock shareholder 2,765,824 shares of Series B preferred stock for $6,000,000.

On July 26, 2021, the Company’s board authorized the establishment and designation of 525,016 shares of Series A-1 Preferred Stock at $0.01 par value.

Terms of the Series A-1 Preferred Stock are as follows:

Voting – Series A-1 Preferred Stock shall have no voting rights, however, without the affirmative vote of the majority of the outstanding shares of Series A-1 Preferred Stock, the Company cannot (a) alter or change adversely the powers, preferences or rights given to the Series A-1 Preferred Stock, authorize or create any class of stock ranking in priority to as to dividends, redemption or distribution of assets upon a liquidation, (c) amend its articles of incorporation or other charter documents in any manner that adversely affects any rights of the holders, (d) increase the number of authorized shares of Series A-1 Preferred Stock, or (e) enter into any agreement with respect to any of the above.

Liquidation – Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, Series A-1 Preferred Stock holders shall be entitled to receive out of the assets an amount equal to the stated value of $2.1693 per share, plus any accrued and unpaid dividends thereon and any other fees or liquidated damages then due (the preferred liquidation preference), for each share of Series A-1 Preferred Stock before any distribution or payment shall be made to the holders of any Junior Securities.

Conversion – Each share of Series A-1 Preferred Stock shall be convertible, at any time and from time to time from and after the original issue date at the option of the holder, into that number of shares of common stock determined by dividing the stated value of such share of Series A-1 Preferred Stock by the conversion price, $2.1693 per share. The conversion price would be reduced if the Company issues common stock at a price lower than the conversion price or issues an instrument granting the holder rights to purchase common stock at a price lower than the conversion price. Upon the closing of the Going Public Transaction all outstanding shares of Series A-1 preferred stock shall automatically be converted into that number of shares of common stock, subject to a beneficial ownership limitation of 9.99%, determined by dividing the stated value of such share of Series A-1 Preferred Stock by the conversion price.

Redemption – The Company shall redeem all of the outstanding shares of Series A-1 Preferred Stock if the Company has not completed the Going Public Transaction by July 26, 2022. The Company would be required to redeem at the aggregate stated value, plus accrued but unpaid dividends, all liquidated damages. Interest shall accrue at the lesser of 12% per annum or the maximum rate permitted by applicable law until the amount is paid in full.

On July 26, 2021, the Company’s board authorized the establishment and designation of 2,765,824 shares of Series B Convertible Preferred Stock (“Series B Preferred Stock”) at $0.01 par value.

Terms of the Series B Preferred Stock are as follows:

Voting – Series B Preferred Stock shall have no voting rights, however, without the affirmative vote of the majority of the outstanding shares of Series B Preferred Stock, the Company cannot (a) alter or change adversely the powers, preferences or rights given to the Series B preferred stock, (b) authorize or create any class of stock ranking in priority to as to dividends, redemption or distribution of assets upon a liquidation, (c) amend its articles of incorporation or other charter documents in any manner that adversely affects any rights of the holders, (d) increase the number of authorized shares of Series B Preferred Stock, or (e) enter into any agreement with respect to any of the above.

SHARPLINK GAMING LTD.

(FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Dividends – Holders of each share of Series B Preferred Stock shall be entitled to receive cumulative dividends at the rate per share (as a percentage of the stated value per share) of 8% per annum, payable quarterly on January 1, April 1, July 1 and October 1, beginning on the first such date after the issuance of such share of Series B Preferred Stock and on each conversion date in cash, or at the Company’s option, in duly authorized, validly issued, fully paid and non-assessable shares of common stock, or a combination thereof.

Liquidation – Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, Series B Preferred Stock holders shall be entitled to receive out of the assets an amount equal to the stated value of $2.1693 per share, plus any accrued and unpaid dividends thereon and any other fees or liquidated damages then due (the preferred liquidation preference), for each share of Series B Preferred Stock before any distribution or payment shall be made to the holders of any Junior Securities.

Conversion – Each share of Series B Preferred Stock shall be convertible, at any time and from time to time from and after the original issue date at the option of the holder, into that number of shares of common stock determined by dividing the stated value of such share of Series B Preferred Stock by the conversion price, $2.1693 per share. The conversion price would be reduced if the Company issues common stock at a price lower than the conversion price or issues an instrument granting the holder rights to purchase common stock at a price lower than the conversion price. Upon the closing of the Going Public Transaction all outstanding shares of Series B Preferred Stock shall automatically be converted into that number of shares of common stock, subject to a beneficial ownership limitation of 9.99%, determined by dividing the stated value of such share of Series B Preferred Stock by the conversion price.

Redemption – The Company shall redeem all of the outstanding shares of Series B Preferred Stock if the Company has not completed the Going Public Transaction by July 26, 2022. The Company would be required to redeem at the aggregate stated value, plus accrued but unpaid dividends, all liquidated damages. Interest shall accrue at the lesser of 12% per annum or the maximum rate permitted by applicable law until the amount is paid in full.

On July 26, 2021, SharpLink, Inc. completed the MTS Merger, changed its name to SharpLink Gaming Ltd. and commenced trading on NASDAQ under the ticker symbol “SBET.” The MTS Merger was effectuated by a share exchange in which MTS issued shares to SharpLink, Inc. stockholders, resulting in SharpLink, Inc. stockholders owning approximately 86% of the capital stock of SharpLink on a fully diluted, as-converted basis. The exchange ratio used to determine the number of shares issued to SharpLink, Inc. shareholders was 1.3352, which was calculated pursuant to the terms of the Merger Agreement.

At the Company’s Extraordinary General Meeting of Shareholders held on July 21, 2021, the Company’s shareholders approved an Amended and Restated Articles of Association, which was effected upon consummation of the MTS Merger. The Amended and Restated Articles of Association increased the registered share capital to 92,900,000 Ordinary Shares, 800,000 Series A Preferred Stock, 2,600,000 Series A-1 Preferred Stock and 3,700,000 Series B Preferred Stock, each at a par value of USD $0.02 per share, reflecting the reverse stock split at a ratio of 1-to-2, which became effective on July 26, 2021 immediately prior to the effectiveness of the MTS Merger.

The Company’s equity structure was adjusted for all periods presented in the consolidated statements of shareholders’ equity using the exchange ratio established in the Merger Agreement to reflect the number of shares of the legal parent (the accounting acquiree) issued in the reverse acquisition. Ordinary share par value and additional paid-in capital was adjusted for all periods presented in the consolidated statements of shareholders’ equity to reflect the new par value of Ordinary Shares after the 1-to-2 reverse stock split.

SHARPLINK GAMING LTD.

(FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The MTS Merger represented a Going Public Transaction. Immediately prior to the MTS Merger, the outstanding shares of the SharpLink, Inc. Series A Preferred Stock were exchanged for 1,230,956 shares of SharpLink, Inc. Series A-1 Preferred Stock. Additionally, the holder of the Series A preferred stock received 700,989 shares of SharpLink, Inc. Series A-1 preferred stock to settle the commitment fee and 3,692,862 shares of SharpLink, Inc. Series B preferred stock in exchange for $6,000,000 to settle the second tranche commitment.

Subsequent to the MTS Merger, the holder of the Series A-1 Preferred Stock and Series B Preferred Stock converted 1,931,945 and 3,568,055 shares, respectively, to Ordinary Shares of the Company, each at a 1:1 ratio. No conversions of Series A-1 and B Preferred Stock to Ordinary Shares were performed during the six months ending June 30, 2022.

Note 8 - Warrants

Warrant – Advisory Services

On February 1, 2021, SharpLink, Inc. issued a common stock purchase warrant (“warrant”) in exchange for advisory services, which gave the holder the right to purchase up to 636,867 shares of SharpLink, Inc.’s Common Stock.

The terms of the warrant are as follows:

Voting and Dividends – This warrant does not entitle the holder to any voting rights, dividends or other rights as a shareholder of SharpLink, Inc. prior to the exercise of the warrant.

Exercisability and Termination Dates – The warrant will vest and become exercisable by the holder immediately prior to the Going Public Transaction. If the Going Public Transaction does not occur by August 1, 2022, the warrant will terminate and shall no longer be exercisable by the holder. In the instance that a Going Public Transaction is consummated prior to the initial termination date, the warrant shall be vested, fully exercisable and the termination date shall be extended five years from the exercisability date.

Exercise Price – The exercise price per share of common stock under this warrant shall be $0.01.

The warrant is in the scope of ASC 718, Compensation – Stock Compensation, as a share-based payment issued to nonemployees in exchange for services. Compensation costs for a nonemployee share-based payment award with a performance condition, such as the Going Public Transaction, is recognized when the performance condition becomes probable of occurrence, which in SharpLink, Inc.’s case was when the Going Public Transaction is completed. On July 26, 2021, SharpLink, Inc. completed the MTS Merger. The warrant vested and became fully exercisable into 850,330 Ordinary Shares in the Company. The warrant’s grant date fair value of $2,001,677 was recognized upon the completion of the Going Public Transaction using a Black Scholes option-pricing model with the following assumptions:

Fair value of Ordinary Shares on grant date	$2.36
Exercise price	$0.01
Expected volatility	58.2%
Expected dividends	0.0%
Expected term (in years)	5.00
Risk-free rate	0.42%

SHARPLINK GAMING LTD.

(FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SharpLink, Inc.’s underlying stock was not publicly traded on the issuance date of the warrant, but its fair value was estimated using a straight-line calculation, with the benefit of hindsight, between the fair values determined as of December 31, 2020 and July 26, 2021 of $0.63 per share and $6.80 per share, respectively. SharpLink, Inc.’s underlying stock fair value was determined on December 31, 2020, using recent equity financings and on July 26, 2021 using the Company’s publicly traded share price. The Company determined that the straight-line calculation provides the most reasonable basis for the valuation of the warrant issued on February 1, 2021, because the Company did not identify any single event that occurred during this interim period that would have caused a material change in value.

The Company estimates the volatility of its underlying stock by using an average of the calculated historical volatility of a group of comparable publicly traded stock. The expected dividend yield is calculated using historical dividend amounts and the stock price at the warrant issuance date. The risk-free rate is based on the United States Treasury yield curve in effect at the time of the grant. The expected term is estimated based on contractual terms.

Warrants - MTS

Prior to the MTS Merger, the MTS shareholders approved the issuance of a warrant to the former MTS CEO to acquire 58,334 Ordinary Shares, at an exercise price of $2.642, which vested and became immediately exercisable upon the consummation of the MTS Merger. The warrant was granted on July 21, 2021 and expires three years after the grant date. The grant date fair value was recognized as an expense upon vesting, which occurred immediately prior to the MTS Merger. The compensation expense related to this warrant was recognized in the MTS financial results immediately prior to the MTS Merger and thus is not included in the SharpLink consolidated statement of operations. This warrant does not entitle the holder to any voting rights, dividends or other rights as a shareholder of SharpLink prior to the exercise of the warrant.

Prior to the MTS Merger, the MTS shareholders approved the issuance of a warrant to the former MTS CEO to acquire 25,000 Ordinary Shares, with a $0 exercise price, which vested and became immediately exercisable upon the consummation of the MTS Merger. The warrant was granted on July 21, 2021 and expires three years after the grant date. The grant date fair value was recognized as an expense upon vesting, which occurred immediately prior to the MTS Merger. The compensation expense related to this warrant was recognized in the MTS financial results immediately prior to the merger and thus is not included in the SharpLink consolidated statement of operations. This warrant does not entitle the holder to any voting rights, dividends or other rights as a shareholder of SharpLink prior to the exercise of the warrant.

Prefunded Warrants and Regular Warrants

On November 16, 2021, the Company entered into a Securities Purchase Agreement with an existing institutional investor pursuant to which the Company issued and sold, in a registered direct offering, an aggregate of 1,413,075 of the Company’s Ordinary Shares at an offering price of $3.75 per share. In addition, the Company sold to the same investor certain prefunded ordinary share purchase warrants (“Prefunded Warrants”) to purchase 1,253,592 Ordinary Shares. The Prefunded Warrants were sold at an offering price of $3.74 per warrant share and are exercisable at a price of $0.01 per share. In a concurrent private placement, the Company issued to the same institutional investor, for each ordinary share and Prefunded Warrant purchased in the offering, an additional ordinary share purchase warrant, each to purchase one ordinary share (“Regular Warrants”). The Regular Warrants are initially exercisable six months following issuance and terminate four years following issuance. The Regular Warrants have an exercise price of $4.50 per share and are exercisable to purchase an aggregate of 2,666,667 Ordinary Shares.

The terms of the Prefunded Warrants are as follows:

Voting and Dividends – This warrant does not entitle the holder to any voting rights, dividends or other rights as a shareholder of the Company prior to the exercise of the warrant.

SHARPLINK GAMING LTD.

(FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Vesting Date – November 19, 2021

Termination Date – When the warrant is exercised in full.

The terms of the Regular Warrants are as follows:

Voting and Dividends – This warrant does not entitle the holder to any voting rights, dividends or other rights as a shareholder of the Company prior to the exercise of the warrant.

Vesting Date – May 19, 2022

Termination Date – November 19, 2025

The Prefunded Warrants and Regular Warrants do not require a cash settlement for the warrants. Based on the terms of the agreements, the warrants were freestanding, equity-linked instruments that represented separate units of account. The Company allocated the value of net proceeds from the offering to the Ordinary Shares and warrants based on relative fair value. The value allocated to the warrants was recorded in additional paid-in capital in the condensed consolidated balance sheets.

The fair value of the Prefunded Warrants and Regular Warrants was determined using a Black Scholes option-pricing model with the following assumptions:

Prefunded Warrants
Fair value of Ordinary Shares	$3.25
Exercise price	$0.01
Expected volatility	50.5%
Expected dividends	0.0%
Expected term (in years)	4.00
Risk-free rate	1.03%

Regular Warrants
Fair value of Ordinary Shares
Exercise price	$4.50
Expected volatility	50.5%
Expected dividends	0.0%
Expected term (in years)	4.00
Risk-free rate	1.03%

The fair value of Ordinary Shares was based on the Company’s publicly traded ordinary share price. The Company estimated the volatility of its underlying stock by using an average of the calculated historical volatility of a group of comparable publicly traded stock and the Company’s publicly traded Ordinary Shares. The expected dividend yield was calculated using historical dividend amounts and the stock price at the warrant issuance date. The risk-free rate was based on the United States Treasury yield curve in effect at the time of the grant. The expected term was estimated based on contractual terms.

For the six months ended June 30, 2022, there have been no issuances of new warrants, no conversion of outstanding warrants, and all warrants outstanding are fully vested.

SHARPLINK GAMING LTD.

(FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In November 2021, Alpha Capital acquired 1,413,075 Ordinary Shares at an offering price of $3.75 per share, and Pre-funded Warrants to purchase 1,253,582 Ordinary Shares at an exercise price of $0.01 per Ordinary Share for a purchase price of $3.75 per Pre-funded Warrant. The total gross proceeds to the Company were $9,987,465. In addition, concurrently with the purchase of Ordinary Shares and Pre-funded Warrants, Alpha received warrants to purchase 2,666,667 Ordinary Shares at an exercise price of $4.50 per Ordinary Share.

Note 9 - Fair Value

In accordance with fair value accounting guidance, the Company determines fair value based on the exchange price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The inputs used to measure fair value are classified into the following hierarchy:

Level 1: Unadjusted quoted prices in active markets for identical instruments that are accessible as of the measurement date

Level 2: Other significant pricing inputs that are either directly or indirectly observable

Level 3: Significant unobservable pricing inputs, which result in the use of management’s own assumptions

Assumptions Used in Determining Fair Value of the Commitment Fee

The commitment fee, which required the Company to sell to the current Series A Preferred Stock shareholder 2,765,824 shares of Series B Preferred Stock for $6,000,000 and to issue Series A-1 Preferred Stock equal to the greater of either 15% of the aggregate of the First and Second Tranche or 3% of the Company’s issued and outstanding capital immediately following the Second Tranche (collectively, the commitment fee and second tranche), required the Company to transfer a variable number of shares outside of its control and was classified as a liability. Liability-classified instruments are recorded at their estimated fair values at each reporting period until they are exercised, terminated, reclassified, or otherwise settled. The Company utilized a Monte Carlo simulation to value the commitment fee. The Company selected this model as it believes it is reflective of all significant assumptions that market participants would likely consider in negotiating the transfer of the commitment fee. Such assumptions include, among other inputs, stock price volatility, risk-free rate, probability of completing a Going Public Transaction, conversion price of the preferred stock and the underlying stock price. The Company’s underlying stock fair value was determined using a straight-line calculation, consistent with the method described in Note 8. The change in the commitment fee was $18,851,927 for the six months ended June 30, 2021, and is recorded in commitment fee expense in the condensed consolidated statement of operations. Immediately prior to the MTS Merger, the holder of the Series A Preferred Stock received 700,989 Series A-1 Preferred Stock in the Company to settle the commitment fee and 3,692,862 shares of Series B Preferred Stock in the Company in exchange for $6,000,000 to settle the second tranche commitment.

Significant inputs and assumptions used in the valuation model as of June 30, 2021 are as follows:

Probability of a Going Public Transaction	90.0%
Volatility	50.6%
Stock price of public company at the time of measurement	$6.14
Date of a Going Public Transaction	July 31, 2021
Pro-forma common shares outstanding at Going Public Transaction date	23,366,319

SHARPLINK GAMING LTD.

(FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Stock Compensation

During 2020, SharpLink, Inc. approved and adopted the 2020 Stock Incentive Plan (the “2020 Plan”), which permits the grant of stock options to its employees, directors and consultants for up to 400,000 shares of SharpLink, Inc. common stock. In connection with the MTS Merger, the Company adopted the 2021 Equity Incentive Plan (the “2021 Plan”) and reserved 2,336,632 Ordinary Shares of the Company for issuance. The Company believes that awards under the 2020 and 2021 Plans better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company’s Ordinary Shares at the date of grant; those options generally vest based on three years of continuous service and have ten-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the plans.

The Company granted 360,000 options under the 2020 Plan during the year ended December 31, 2020. In connection with the MTS Merger, the outstanding options were adjusted by the Exchange Ratio of 1.3352 pursuant to the Merger Agreement. The Company granted 1,312,000 options to non-executive employees under the 2021 Plan for the six months ended June 30, 2022. To provide for adequate shares to issue to these employees, certain executives forfeited an aggregate 1,140,000 options, 360,000 of which were vested. As a result, 780,000 options are deemed to have been forfeited and 360,000 options are deemed to have expired. In accordance with the provisions of ASC 718, all unrecognized stock compensation associated with these forfeited or expired options must be expensed immediately and resulted in the recognition of $1,655,506 in the second quarter of 2022 which would have otherwise been recognized over approximately the next 18 months. The Company recognized stock compensation expense of $2,245,526 and $63,233 for the six months ended June 30, 2022 and 2021, respectively.

The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The Company uses historical option exercise and termination data to estimate the term the options are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is calculated using historical dividend amounts and the stock price at the option issue date. The expected volatility is determined using the volatility of peer companies. The Company’s underlying stock has been publicly traded since the date of the MTS Merger. All option grants made under 2020 Plan were prior to the MTS Merger. The SharpLink, Inc. underlying stock was not publicly traded but was estimated on the date of the grants using valuation methods that consider valuations from recent equity financings as well as future planned transactions.

The fair value of each stock option grant is estimated on the date of grant using the Black Scholes option pricing model with the following assumptions:

June 30, 2022

Expected volatility	51.1-53.1%
Expected dividends	0.0%
Expected term (years)	5.5 – 5.8
Risk-free rate	1.44 – 2.95%
Fair value of Ordinary Shares on grant date	$0.42 – $1.33

There were no options granted in the first half of 2021.

SHARPLINK GAMING LTD.

(FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The summary of activity under the plans as of June 30, 2022, and change during the six months ended June 30, 2022 is as follows:

		Weighted	Weighted average	Aggregate
		average	remaining	intrinsic
Options	Shares	exercise price	contractual term	value

Outstanding as of December 31, 2021	1,783,567	4.96
Granted	1,334,500	1.00
Exercised	—	—
Forfeited	(1,005,573)	5.46
Expired	(362,452)	6.52

Outstanding as of June 30, 2022	1,750,042	1.26	9.4	22,500
Exercisable as of June 30, 2022	457,739	1.08	8.2	22,500

Unamortized stock compensation expense of $651,986 as of June 30, 2022, will be amortized through 2025 and has a weighted average recognition period of 1.1 years.

Note 11 - Operating Segments

The Company has three operating segments: Affiliate Marketing Services – United States, Sports Gaming Client Services, and Affiliate Marketing Services – International. Each operating segment is also a reportable segment.

The Affiliate Marketing Services – United States segment collects information on potential U.S. domiciled sports bettors, connects them with contextual sports betting content, and converts them to paying sports betting customers in exchange for either a pre-negotiated share of a sportsbook operator’s revenue, or a fixed fee from such operator. In addition, the segment provides sports betting data (e.g., betting lines) to sports media publishers in exchange for a fixed fee.

The Sports Gaming Client Services segment provides its clients with development, hosting, operations, maintenance, and service of free-to-play games and contests. These relationships can be either software-as-service (“SaaS”) arrangements that are hosted by SharpLink and accessed through its clients’ websites or other electronic media; or software licenses that allow the client to take the software on premise.

The Affiliate Marketing Services – International segment is an iGaming and affiliate marketing network, focused on delivering quality traffic and player acquisitions, retention and conversions to global iGaming operator partners worldwide.

In addition to the three operating segments set forth above, the Company has the Enterprise TEM segment, which refers to the Company’s MTS business. In June 2022, the Company’s Board of Directors approved management to enter into negotiations to sell the MTS business. The Company is in the process of negotiating a Share and Asset Purchase Agreement and the transaction is expected to be completed during the 2nd half of 2022. Accordingly, the assets and liabilities of the MTS business are separately reported as assets and liabilities held for disposal for the six months ended June 30, 2022 and 2021 (each unaudited). The results of operations of MTS for all periods are separately reported as discontinued operations. For additional information, see Note 14.

Any intercompany revenues or expenses are eliminated in consolidation. All of the Company’s operating revenues and expenses, other than those excluded from Adjusted EBITDA as detailed below, are allocated to the Company’s reportable segments. The Company defines and calculates Adjusted EBITDA as net loss before the impact of interest income or expense, income tax provision, and depreciation and amortization, and further adjusted for stock compensation expense, transaction expenses, commitment fee expense and goodwill and intangible asset impairment expenses, as described in the reconciliation below.

SHARPLINK GAMING LTD.

(FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

A measure of segment assets and liabilities has not been currently provided to the Company’s chief operating decision maker and is therefore not presented below.

Summarized financial information for the Company’s reportable segments for the six months ended June 30, 2022 is shown below:

	Affiliate Marketing Services - United States	Affiliate Marketing Services - International	Sports Gaming Client Services	Enterprise TEM	Total

Revenue	$170,032	$1,763,961	$1,713,597	$—	$3,647,590

Adjusted EBITDA	(3,425,502)	183,408	181,446	—

Adjusted for
Stock compensation expense	1,815,740	6,361	423,425	—	2,245,526
Goodwill and intangible asset impairment expenses	—	4,726,000	—	—	4,726,000
Depreciation and amortization	71,909	468,045	46,796	—	586,750
Interest income	23,502	—	—	—	23,502
Interest expense	—	(54,418)	—	—	(54,418)
Income tax provision	700	—	—	—	700

Net Loss from continuing operations	(5,337,353)	(4,962,580)	(288,775)	—	(10,588,708)

Loss from discontinued operations	—	—	—	(1,255,654)	(1,255,654)
Net loss	$(5,337,353)	$(4,962,580)	$(288,775)	$(1,255,654)	$(11,844,362)

Capital expenditures	83,438	965	3,731	10,443	98,577

Summarized financial information for the Company’s reportable segments for the six months ended June 30, 2021 is shown below:

	Affiliate Marketing Services - United States	Affiliate Marketing Services - International	Sports Gaming Client Services	Enterprise TEM	Total

Revenue	$103,541	$—	$1,528,425	$—	$1,631,966

Adjusted EBITDA	(1,324,804)	—	124,389	—

Adjusted for
Stock compensation expense	46,160	—	17,073	—	63,233
Transaction expenses	883,990	—	—	—	883,990
Commitment fee expense	18,851,927	—	—	—	18,851,927
Goodwill and intangible asset impairment expenses	—	—	—	—	—
Depreciation and amortization	48,147	—	46,734	—	94,881
Interest income	(5,862)	—	—	—	(5,862)
Interest expense	—	—	—	—	—
Income tax provision	700	—	—	—	700

Net Loss from continuing operations	(21,149,866)	—	60,582	—	(21,089,284)

Loss from discontinued operations	—	—	—	—	—
Net loss	$(21,149,866)	$—	$60,582	$—	$(21,089,284)

Capital expenditures	125,850	—	14,248	—	140,098

SHARPLINK GAMING LTD.

(FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Summarized revenues by country in which the Company operated for the six months ended June 30, 2022 and 2021 is shown below:

	Affiliate Marketing Services - United States	Affiliate Marketing Services - International	Sports Gaming Client Services	Enterprise TEM	Total
June 30, 2022

United States	$170,032	$—	$1,713,597	$—	$1,883,629
Rest of World	—	1,763,961	—	—	1,763,961
Revenues	$170,032	$1,763,961	$1,713,597	$—	$3,647,590

June 30, 2021

United States	$103,541	$—	$1,528,425	$—	$1,631,966
Rest of World	—	—	—	—	—
Revenues	$103,541	$—	$1,528,425	$—	$1,631,966

The Company does not have material tangible long-lived assets in foreign jurisdictions.

The Company’s Sports Gaming Client Services and Affiliate Marketing Services – International segments derive a significant portion of their revenues from several large customers. The table below presents the percentage of consolidated revenues derived from large customers:

	June 30,
	2022	2021
Customer A	41%	0%
Customer B	21%	37%

Note 12 - Revenue Recognition

The Company’s Affiliate Marketing Services – United States and Sports Gaming Client Services operating segments enter into contracts with customers for the development, hosting, operations, maintenance, and service of games and contests that are hosted by the Company and accessed through the customer’s website or other electronic media. This generally results in revenue from developing, hosting, and maintaining software for customers (cloud-hosted SaaS) or licensing revenue for the development of software.

The Affiliate Marketing Services – International segment earns advertising commissions from online gambling sites, for connecting players/gamblers to the sites and subsequent commissions are paid to the Company based on revenue sharing arrangements with the gambling site.

The Company follows a five-step model to assess each sale to a customer; identify the legally binding contract, identify the performance obligations, determine the transaction price, allocate the transaction price, and determine whether revenue will be recognized at a point in time or over time.

Revenue is recognized upon transfer of control of promised products or services (i.e., performance obligations) to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for promised goods or services. The Affiliate Marketing Services – United States and Sports Gaming Client Services operating segments’ performance obligations are satisfied either over time (cloud-hosted SaaS) or at a point in time (software licenses). Software license revenue is recognized when the customer has access to the license and the right to use and benefit from the license. Other items relating to charges collected from customers include reimbursable expenses. Charges collected from customers as part of the Company’s sales transactions are included in revenues and the associated costs are included in cost of revenues.

SHARPLINK GAMING LTD.

(FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Affiliate Marketing Services – International arrangements have one performance obligation, which is to make the connection between the online gambling site and the player/gambler. Subsequently, the Company has the right to future earnings from the online gambling site, based on that player/gambler’s activities. The business recognizes revenue as the services are performed, which is when a player/gambler joins an online gambling site and/or when the player/gambler has performed a revenue share activity as identified in the terms of its contract with the online gambling site.

Revenues by Category

The Company combines its revenue into the following categories:

For the six month ended June 30, 2022	Affiliate Marketing Services - United States	Affiliate Marketing Services - International	Sports Gaming Client Services	Total
Software-as-a-service	$170,032	$—	$1,713,597	$1,883,629
Services and other	—	1,763,961	—	1,763,961
	$170,032	$1,763,961	$1,713,597	$3,647,590

For the six month ended June 30, 2021	Affiliate Marketing Services - United States	Affiliate Marketing Services - International	Sports Gaming Client Services	Total
Software-as-a-service	$103,541	$—	$1,528,425	$1,631,966
Services and other	—	—	—	—
	$103,541	$—	$1,528,425	$1,631,966

The Company follows a five-step model to assess each sale to a customer; identify the legally binding contract, identify the performance obligations, determine the transaction price, allocate the transaction price, and determine whether revenue will be recognized at a point in time or over time. Revenue recognized point in time and over time is presented by period below:

For the six month ended June 30, 2022	Affiliate Marketing Services - United States	Affiliate Marketing Services - International	Sports Gaming Client Services	Total
Point in time	$—	$1,763,961	$—	$1,763,961
Over time	170,032	—	1,713,597	1,883,629
	$170,032	$1,763,961	$1,713,597	$3,647,590

For the six month ended June 30, 2021	Affiliate Marketing Services - United States	Affiliate Marketing Services - International	Sports Gaming Client Services	Total
Point in time	$—	$—	$—	$—
Over time	103,541	—	1,528,425	1,631,966
	$103,541	$—	$1,528,425	$1,631,966

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers and these timing differences result in contract advanced billings on the Company’s consolidated balance sheet. The Company has an enforceable right to payment upon invoicing and records deferred revenue when revenue is recognized subsequent to invoicing. The Company recognizes unbilled revenue when revenue is recognized prior to invoicing.

The Company recognizes contract assets related to direct costs incurred to fulfill the contracts. These costs are primarily labor costs associated with the development of the software. The Company defers these costs and amortizes labor costs into cost of revenue over the period revenue is recognized.

SHARPLINK GAMING LTD.

(FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The activity in contract assets as of June 30, 2022 and December 31, 2021 are as follows:

Balance as of December 31, 2021	$147,913

Labor costs expensed	(350,716)
Labor costs deferred	278,207

Balance as of June 30, 2022	$75,404

The Company’s assets and liabilities related to its contracts with customers were as follows:

	June 30, 2022	December 31, 2021
Accounts receivable, net of allowance for credit losses	$815,668	$793,795
Unbilled revenue (reported in accounts receivable)	183,135	162,760
Contract assets	75,404	147,913
Contract liabilities	$(51,745)	$(308,058)

During the six months ended June 30, 2022, the Company recognized all revenue that was included in deferred revenue at the beginning of the period. All other activity in deferred revenue is due to the timing of invoices in relation to the timing of revenue.

Note 13 - Income Taxes

On a quarterly basis, we estimate our annual effective tax rate and record a quarterly income tax provision based on the anticipated rate. As the year progresses, we refine our estimate based on the facts and circumstances, including discrete events, by each tax jurisdiction. The effective tax rate for each of the six month periods ended June 30, 2022 and 2021 was (0.0)%.

Note 14 - Discontinued Operations

In accordance with ASC 205-20 Presentation of Financial Statements: Discontinued Operations, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major impact on an entity’s operations and financial results when the components of an entity meets the criteria in ASC paragraph 205-20-45-10. In the period in which the component meets the held for sale or discontinued operations criteria the major assets, other assets, current liabilities and non-current liabilities shall be reported as a component of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the income (loss) of continuing operations.

In June 2022, the Company’s Board of Directors approved management to enter into negotiations to sell MTS. The Company is in the process of negotiating a Share and Asset Purchase Agreement with the transaction expected to be completed during the 2nd half of 2022. Accordingly, the assets and liabilities of the MTS business are separately reported as assets and liabilities held for disposal as of June 30, 2022 (unaudited) and December 31, 2021. The results of operations and cash flows of MTS for all periods are separately reported as discontinued operations.

In accordance with the approval by the Company’s Board of Directors to sell MTS, management undertook an impairment assessment of MTS’ intangible assets and goodwill. Management concluded that the intangible assets of customer relationships and developed technology and its goodwill were impaired and recorded an impairment charge for $1,224,671 in the results for the six-month ended June 30, 2022 (unaudited). The impairment charge was determined based on an assessment of the realization of assets, the ultimate disposition of liabilities and the related carrying value of assets. The impairment charge has been included in the Loss from Discontinued Operations, net of tax line item in the condensed consolidated statement operations for the six months ended June 30, 2022 (unaudited).

SHARPLINK GAMING LTD.

(FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the major classes of line items constituting the loss from discontinued operations, net of income taxes as presented in the condensed consolidated statements of operations for the six months ended June 30, 2022 (unaudited) is summarized in the table below.

Summary Reconciliation of Discontinued Operations

Six months ended June 30, 2022

Revenues	$1,869,830

Cost of Revenues	1,044,175

Gross Profit	825,655

Operating Expenses
Selling, general, and administrative expenses	843,293
Goodwill and intangible asset impairment expenses	1,224,671

Total operating expenses	2,067,964

Operating Loss	(1,242,309)

Other Income and Expense	(12,345)
Total other income and expense	(12,345)

Loss Before Income Taxes	(1,254,654)

Provision for income tax expenses	1,000

Loss from discontinued operations	$(1,255,654)

SHARPLINK GAMING LTD.

(FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following table presents a reconciliation of the carrying amounts of major classes of assets and liabilities of the Company classified as discontinued operations as of June 30, 2022 (unaudited) and December 31, 2021:

	June 30, 2022 (Unaudited)	December 31, 2021
Carrying amounts of major classes of assets included as part of held for disposal

Current Assets
Cash	$587,178	$690,181
Restricted cash	688,951	1,025,029
Accounts receivable, net of allowance	254,546	137,405
Prepaid expenses and other current assets	93,910	248,594
Total current assets	$1,624,585	$2,101,209

Non-current assets
Equipment, net	18,850	16,505
Other Long-Term Assets	266,954	283,632
Intangibles and goodwill	—	1,287,921
Total non-current assets	$285,804	$1,588,058

	June 30, 2022 (Unaudited)	December 31, 2021
Carrying amounts of major classes of liability included as part of held for disposal

Current Liabilities
Accrued expenses	$1,682,904	$1,902,477
Contract liabilities	753,626	896,933
Other current liabilities	397,168	534,323
Total current liabilities	$2,833,698	$3,333,733

Other long-term liabilities	$334,127	$365,977

SHARPLINK GAMING LTD.

(FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - Net Loss Per Share

The calculation of loss per share and weighted-average shares of the Company’s Ordinary Shares outstanding for the periods presented are as follows:

	Six months ended June 30
	2022	2021

Net loss from continuing operations	$(10,588,708)	$(21,089,284)
Less: discount accretion on series A preferred stock	—	(326,530)
Less: dividends on series A preferred stock	—	(79,160)
Less: dividends on series B preferred stock	(5,841)	—
Net loss from continuing operations available to ordinary shareholders	(10,594,549)	(21,494,974)

Net loss from discontinued operations, net of tax, available to ordinary shareholders	(1,255,654)	—

Net loss available to ordinary shareholders	$(11,850,203)	$(21,494,974)

Basic and diluted weighted-average shares outstanding	23,614,579	10,763,811

Basic and diluted:
Net loss from continuing operations per share	$(0.45)	$(2.00)
Net loss from discontinued operations per share	(0.05)	—
Net loss per share	$(0.50)	$(2.00)

The MTS Merger was accounted for as a reverse acquisition. In accordance with ASC 805, Business Combinations, the equity structure in the consolidated financial statements following a reverse acquisition reflects the equity structure of the legal acquirer (MTS), including the equity interests issued by the legal acquirer to effect the business combination. For periods prior to the MTS Merger date, the weighted-average number of Ordinary Shares outstanding represents the legal acquiree’s (SharpLink, Inc.) historical weighted-average number of Common Stock multiplied by the exchange ratio calculated pursuant to the MTS Merger Agreement of 1.3352.

For the periods presented, the following securities were not required to be included in the computation of diluted shares outstanding:

	2022	2021

Stock options	1,750,048	360,000
Series A preferred stock	—	940,405
Series A-1 preferred stock	58,814	—
Series B preferred stock	124,810	—
Warrant	—	636,867
MTS warrants	83,334	—
Regular warrants	2,666,667	—
Total	4,683,673	1,937,272

SHARPLINK GAMING LTD.

(FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 16 - Related Party Transactions

SportsHub Games Network, Inc, (the “Affiliate” or “SportsHub”) owns approximately 40% of the outstanding Ordinary Shares of the Company as of June 30, 2022. The Affiliate has historically paid direct expenses incurred by the Company’s subsidiary, Sports Technologies, LLC (“STI”), which includes salaries and related expense for the employees of STI. The Affiliate collects cash on behalf of the STI’s revenue generating activities. The Company has generated a payable to the Affiliate for expenses paid on behalf of STI in excess of cash collected by the Affiliate on behalf of STI’s revenue generating activities, which is recorded in Due to Affiliate in the consolidated balance sheet.

The Company uses Hays Companies (“Hays”) as an insurance broker. Hays is considered a related party as an executive of Hays serves on the board of directors for the Company. The Company paid $514,764 and $12,603 for the six months ending June 30, 2022 and 2021, respectively for insurance coverage brokered by Hays. The Company’s director earned no commissions for the placement of these policies.

The Company leases office space in Canton, Connecticut from CJEM, LLC, which is owned by an executive of the Company. The Company paid rent expense of $19,200 in each of the six month periods ending June 30, 2022 and 2021 related to this lease.

Note 17 - Subsequent Events

The Company performed an evaluation of subsequent events for potential recognition and disclosure through the date of the financial statements issuance.

On August 17, 2022, the Company announced that Robert DeLucia, CPA was named as the Company’s new Chief Financial Officer, effective August 22, 2022, replacing former CFO, Brian Bennett, who elected to leave the Company to pursue new career opportunities.

On September 8, 2022, SharpLink announced that it entered into an Agreement and Plan of Merger pursuant to which it will acquire 100% of SportsHub, an industry leading fantasy and sports game provider, in an all-stock transaction. Closing of the acquisition is subject to the satisfaction of certain closing conditions, including shareholder approval by SharpLink’s shareholders. SportsHub is currently the Company’s largest shareholder, holding approximately 8.9 million shares of the Company’s Ordinary Shares. Pursuant to the terms and conditions of the merger agreement, SportsHub will be required to distribute such shares to its stockholders effective as of immediately prior to the closing of the merger. Upon the closing of the merger, the stockholders of SportsHub will receive an aggregate of 3.67 million Ordinary Shares of the Company in exchange for all outstanding capital stock of SportsHub. All of the approximately 12.6 million Company Ordinary Shares to be distributed or issued to the stockholders of SportsHub pursuant to the share distribution and the merger, as applicable, will be subject to a six-month lock-up period; thereafter, a percentage of the holder’s shares may be eligible for resale each month until no restriction exists.

On September 13, 2022, the following resolutions were adopted at the 2022 Annual General Meeting of Shareholders:

●	The reelection of Joe Housman, Rob Phythian, Chris Nicholas, Paul Abdo and Tom Doering as members of the Board of Directors for a term expiring at our 2023 Annual General Meeting of Shareholders;

●	the appointment of RSM US LLP, registered public accountants, as our independent registered public accountants for the year ending December 31, 2022;

●	the approval of the annual bonus terms, special bonus and equity compensation to Mr. Rob Phythian, our Chief Executive Officer as follows:

o	Mr. Phythian may be eligible to receive a bonus based on an annual bonus plan that will be approved by the Compensation Committee and Board of Directors and will provide for payment of an aggregate bonus of up to 10 monthly base salaries (currently $250,000) (the “Annual Bonus”). The Annual Bonus will consist of: (i) a discretionary bonus based on the overall satisfaction from the CEO’s performance, including the criteria set forth in the compensation policy, in an amount of up to 3 monthly base salaries, which will be determined by the Compensation Committee and Board of Directors, and (ii) the remainder, which will be based on one or more of the measurable criteria set forth in the Company’s compensation policy, with such targets and weights as determined by the Compensation Committee and Board of Directors, based on the Company’s long-term goals and budget;

SHARPLINK GAMING LTD.

(FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.)

AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

o	Mr. Phythian will receive a one-time special bonus of $68,000 (the “Special Bonus”) due to his special contribution to the successful execution and consummation of an approximate $10 million round of financing with an institutional investor during November 2021;

o	Mr. Phythian will be granted options to acquire 450,000 Ordinary Shares (the “Option Grant”), under our 2021 Plan, constituting approximately 1.6% of the outstanding share capital of the Company calculated on a fully-diluted basis. One-third of the option will vest and be exercisable on the first anniversary of the grant date of September 13, 2022, one-third of the option will vest and be exercisable on the second anniversary of the grant date and one-third of the option will vest and be exercisable on the third anniversary of the grant date, subject in all cases to Mr. Phythian’s continued services to the Company. The exercise price per share of the option will be equal to the closing sale price of our Ordinary Shares on the Nasdaq Capital Market on the date of grant or $1.17. The option will expire on the tenth anniversary of the date of grant;

●	The approval of option grants of 33,500 Ordinary Shares, under our 2021 Plan, to our Chairman of the Board and a Company director. The options will vest and be exercisable on the first anniversary of the grant date of September 13, 2022, subject to the option holder’s continued services to the Company. The exercise price per share of the option will be equal to the closing sale price of our Ordinary Shares on the Nasdaq Capital Market on the date of grant or $1.17. The options will expire on the tenth anniversary of the date of grant; and

●	The approval of amending the 2021 Plan (see Note 10) to increase the number of Ordinary Shares available for issuance under the 2021 Plan by an additional 3.1 million ordinary Shares, so that the Company will be entitled to issue up to 5,436,632 Ordinary Shares under the 2021 Plan.